VIA OVERNIGHT MAIL

July 17, 2007

United States Securities and Exchange Commission

Attention: John Cash

Accounting Branch Chief

Division of Corporation Finance

Mail Stop 7010

Washington, D.C. 20549-7010

Re: File #1-31643

Dear Mr. Cash

I am writing this letter in response to your letter of July 10, 2007 regarding the filing by CCA Industries, Inc. of Form 10-K for the fiscal year ended November 30, 2006.  Please be advised that in all future filings the certifications contained within Exhibits 31.1 and 31.2 will be in conformance as per Section 302 of Sarbanes-Oxley and Item 302 of Regulation S-T.  I have enclosed within copies of revised Exhibits 31.1 and 31.2, signed by David Edell and Stephen A. Heit for Form 10-K for the period ended November 30, 2006, and additionally for Forms 10-Q for the periods ended February 28, 2007 and May 31, 2007 indicating that David Edell and myself have signed as individuals..

Should you have any further questions, please do not hesitate to contact me.

Sincerely,

/s/ STEPHEN A. HEIT

Stephen A. Heit

Chief Financial Officer